UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1999

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________ to_____________________

Commission file number: 0-16946

LabOne, Inc. Profit Sharing 401(K) Plan

LabOne, Inc.
10101 Renner Blvd
Lenexa, Kansas 66219

(913) 888-1770

401(K) PLAN OF

LabOne, Inc.

Financial Statements and Schedules

December 31, 1999, 1998, and 1997

(With Independent Auditors' Report Thereon)

401(k) PLAN OF LABONE, INC.

Table of Contents

Independent Auditors' Report

The Board of Directors
LabOne, Inc.:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan of LabOne, Inc. as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan of LabOne, Inc. at December 31, 1999 and 1998 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in supplemental schedules 3 and 4 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2000

401(K) PLAN OF LABONE, INC.

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999	1998

Assets:
Investments	$16,602,614	14,417,981
Receivables from employees	167,092	130,612
Receivables from employers	83,544	65,305
Receivables from other accounts	4,083	12,214
Total assets	16,857,333	14,626,112
Liabilities - unapplied forfeitures	4,083	12,214
Net assets available for benefits	$16,853,250	14,613,898

See accompanying notes to financial statements.

401(K) PLAN OF LABONE, INC.

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 1999, 1998, and 1997

	1999	1998	1997
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in
fair value of investments	$101,316	(685,297)	(290,079)
Interest	52,648	47,675	58,695
Dividends	809,718	1,027,690	1,311,659
	963,682	390,068	1,080,275
Less investment expenses	3,905	3,417	3,973
Net investment income	959,777	386,651	1,076,302

Contributions:
Employee	1,650,928	1,340,238	1,130,909
Employer	787,538	601,801	567,580
Rollovers from other investment plans	-	422,602	12,753
Total additions	3,398,243	2,751,292	2,787,544

Deductions from net assets attributed to
distributions to participants	(1,158,891)	(858,302)	(530,319)
Net increase	2,239,352	1,892,990	2,257,225
Net assets available for benefits:
Beginning of year	14,613,898	12,720,908	10,463,683
End of year	$16,853,250	14,613,898	12,720,908

See accompanying notes to financial statements.

401(K) PLAN OF LABONE, INC.

Notes to Financial Statements

December 31, 1999, 1998, and 1997

(1) Summary of Significant Accounting Policies

(a) Organization

The following description of the 401(k) Plan of LabOne, Inc. (the Plan) provides only general information. Participants should refer to the Summary Plan Description text for a more complete description of the Plan's provisions.

The Plan was adopted by the Board of Directors of LabOne, Inc. (the Company) effective January 1, 1987. The Plan is administered by the Company. Employees of the Company are eligible for participation at the beginning of each calendar quarter following the date the employee completes five hundred hours of service, attains age 20 1/2, and completes six consecutive months of employment or one year of eligibility service, as defined.

The Plan allows participating employees to deduct their contributions from personal taxable income. Contributions made by the Company and participating employees will not be required to be included in the employees' taxable income until the year of withdrawal from the Plan.

(b) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

(c) Expenses

Substantially all costs and expenses incurred in administering the Plan are paid by the Company.

(d) Payment of Benefits

At December 31, 1999, participants whose account balances totaled $49,654 had notified the Plan Administrator that they had elected to withdraw from the Plan. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1999 and 1998:

	1999	1998
Net assets available for benefits per the financial statements	$16,853,250	14,613,898
Amounts allocated to withdrawing participants	(49,654)	(192,691)
Net assets available for benefits per the Form 5500	$16,803,596	14,421,207

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended
December 31,
1999

Distributions to participants per the financial statements	$1,158,891
Add amounts allocated to withdrawing participants at December 31, 1999	49,654
Less amounts allocated to withdrawing participants at December 31, 1998	(192,691)
Distributions paid to participants per the Form 5500	$1,015,854

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Investments

The Plan's investments are held in a bank trust account. Investments in securities are stated at fair value. The fair value of marketable securities is based upon quotations from national securities exchanges. Plan assets include investments in common stock of the Company.

(g) Forfeitures

Forfeitures are based on the nonvested portion of the employer contributions upon employee termination. Forfeited amounts are applied as a reduction of Company contributions.

(2) Investments

The Plan's investments are stated at fair value determined primarily by quoted market prices.

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 and 1997 financial statements have been reclassified to conform with the current year presentation.

The following presents investments that represent 5% or more of the Plan's net assets:

	1999	1998

Company common stock	$3,110,882	4,416,424
American Century Investments:
Ultra Fund	6,851,601	4,713,519
Value Fund	1,676,071	1,728,403
International Growth Fund	2,425,569	1,425,256
Premium Capital Reserve Fund	-	789,621

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	1999	1998	1997

Mutual funds	$2,559,365	803,818	23,397
Common stock	(2,458,049)	(1,489,115)	(313,476)

	$101,316	(685,297)	(290,079)

At June 9, 2000, the fair value of 452,051 shares of common stock of the Company was $2,429,774.

(3) Nonparticipant Directed Investment

Company contributions are invested in Company common stock. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investment for the years ended December 31, 1999, 1998, and 1997 is as follows:

	1999	1998	1997
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(2,458,049)	(1,489,115)	(313,476)
Interest	5,685	-	1,601
Dividends	276,337	229,245	184,722
	(2,176,027)	(1,259,870)	(127,153)
Less investment expenses	211	66	163
Net investment loss	(2,176,238)	(1,259,936)	(127,316)

Contributions:
Employee	177,771	149,908	137,218
Employer	787,538	601,801	567,580
Rollovers from other investment plans	-	350,155	1,997
Total additions	(1,210,929)	(158,072)	579,479
Deductions from net assets attributed to:
Distribuions to participants	(231,346)	(286,779)	(206,925)
Loans to participants	(7,565)	(30,327)	(3,055)
Loan repayments	17,531	18,990	54,197
Transfers between funds	149,018	22,489	(61,055)
Total deductions	(72,362)	(275,627)	(216,838)
Net increase (decrease)	(1,283,291)	(433,699)	362,641

Net assets available for benefits:
Beginning of year	4,493,119	4,926,818	4,564,177
End of year	$3,209,828	4,493,119	4,926,818

(4) Contributions

Participating employees may elect to contribute to the Plan up to 10% of their annual earnings subject to certain Internal Revenue Service (IRS) limitations. The Company has the discretion to contribute up to an additional 50% of the participant's contributions, not to exceed 5% of the participant's annual compensation. The Company elected to contribute the maximum amount for 1999, 1998, and 1997. Since 1987, all Company contributions have been invested in Company common stock.

Funds may be transferred between accounts at any time upon notification to American Century Investments.

Effective for Plan years 1996 and thereafter, the Company amended the Plan during 1997 to redefine compensation for highly compensated employees. Severance pay for highly compensated employees is not considered compensation for Plan purposes. Therefore, highly compensated employees are restricted from making Plan contributions from severance pay.

(5) Obligations for Benefits

Upon retirement or termination of employment, Plan participants are entitled to receive full value of their contributions and earnings thereon. Each participant becomes 100% vested in Company contributions after five years of service and is 100% vested upon disability, death, or attainment of age sixty-five while employed by the Company.

(6) Loans to Participants

Loans to participants may be authorized by the Plan's Administrative Committee. The amount may not be less than $500 and may not exceed one-half of the participants' vested account balances (limited to $50,000). Loans must carry a reasonable rate of interest defined as not less than the prime rate plus 1% at the date of the last day of the month preceding loan issuance. The loan period varies from one to five years.

(7) Federal Income Taxes

The Plan has received a determination letter from the IRS, dated December 17, 1997, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code.

The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

Participants will not be taxed on Company contributions, their pretax contributions up to $10,000 in 1999 and 1998, or income of the trust until they receive distributions from the Plan. Participants' pretax contributions are subject to Social Security taxes and federal unemployment taxes.

(8) Plan Participants

The following summarizes the number of associate participants by fund as of December 31, 1999 and 1998:

	1999	1998

Company stock account	662	509
American Century Investments:
Ultra Fund	479	397
Value Fund	305	289
International Growth Fund	279	243
Premium Capital Reserve Fund	153	148
Premium Managed Bond Fund	135	127
Equity Growth Fund	208	101
Strategic Allocation: Conservative Fund	48	22
Strategic Allocation: Moderate Fund	96	37
Strategic Allocation: Aggressive Fund	118	43

Included in the Company stock account are participants who receive their employer match in this account, but make their own contributions to another account.

Schedule 1

401(K) PLAN OF LABONE, INC.

Schedule of Assets Held for Investment Purposes

December 31, 1999

	Number		Current
Description of investment	of units	Cost	value

Common stock:
LabOne, Inc.**	452,051	$6,383,742	3,110,882
Mutual funds:
American Century Investments:
Ultra Fund	149,664	*	6,851,601
Value Fund	305,295	*	1,676,071
International Growth Fund	162,029	*	2,425,569
Premium Capital Reserve Fund	840,765	*	840,765
Premium Managed Bond Fund	28,710	*	274,756
Equity Growth Fund	21,638	*	567,577
Strategic Allocation: Conservative Fund	5,385	*	30,857
Strategic Allocation: Moderate Fund	25,892	*	187,975
Strategic Allocation: Aggressive Fund	11,436	*	96,293
			16,062,346
Loans to participants (interest rates on outstanding loans
at December 31, 1999 varied from 7% to 10%)**		*	540,268
Total investments			$16,602,614

* In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

** Party-in-interest

See accompanying independent auditors' report.

Schedule 2

401(K) PLAN OF LABONE, INC.

Schedule of Reportable Transactions

Year ended December 31, 1999

				Current
				value of
			Cost	asset on
	Purchase	Selling	of	transaction	Gain
	price	price	asset	date	(loss)

*LabOne, Inc. common stock	$1,622,326	-	1,622,326	1,622,326	-
*LabOne, Inc. common stock	-	469,819	626,568	469,819	(156,749)

* Party-in-interest

See accompanying independent auditors' report.

Schedule 3

401(K) PLAN OF LABONE, INC.

Statement of Net Assets Available for Benefits

December 31, 1999

							American	American	American
				American	American	American	Century	Century	Century
			American	Century	Century	Century	Investments	Investments	Investments
	American	American	Century	Investments	Investments	Investments	Strategic	Strategic	Strategic
	Century	Century	Investments	Premium	Premium	Equity	Allocation:	Allocation:	Allocation:	LabOne
	Investments	Investments	International	Capital	Managed	Growth	Conservative	Moderate	Aggressive	stock	Loan
	Ultra Fund	Value Fund	Growth Fund	Reserve Fund	Bond Fund	Fund	Fund	Fund	Fund	account	account	Total
Assets:
Investments:
Common stock	$-	-	-	-	-	-	-	-	-	3,110,882	-	3,110,882
American Century Investments:
Ultra Fund	6,851,601	-	-	-	-	-	-	-	-	-	-	6,851,601
Value Fund	-	1,676,071	-	-	-	-	-	-	-	-	-	1,676,071
International Growth Fund	-	-	2,425,569	-	-	-	-	-	-	-	-	2,425,569
Premium Capital Reserve Fund	-	-	-	840,765	-	-	-	-	-	-	-	840,765
Premium Managed Bond Fund	-	-	-	-	274,756	-	-	-	-	-	-	274,756
Equity Growth Fund	-	-	-	-	-	567,577	-	-	-	-	-	567,577
Strategic Allocation: Conservative Fund	-	-	-	-	-	-	30,857	-	-	-	-	30,857
Strategic Allocation: Moderate Fund	-	-	-	-	-	-	-	187,975	-	-	-	187,975
Strategic Allocation: Aggressive Fund	-	-	-	-	-	-	-	-	96,293	-	-	96,293
Loans to participants	-	-	-	-	-	-	-	-	-	-	540,268	540,268
Receivables:
Receivables from employees	63,423	24,224	20,534	6,273	4,707	18,763	1,695	5,830	6,241	15,402	-	167,092
Receivables from employer	-	-	-	-	-	-	-	-	-	83,544	-	83,544
Receivables from other accounts	-	-	-	-	-	-	-	-	-	4,083	-	4,083
Total assets	6,915,024	1,700,295	2,446,103	847,038	279,463	586,340	32,552	193,805	102,534	3,213,911	540,268	16,857,333
Liabilities - unapplied forfeitures	-	-	-	-	-	-	-	-	-	4,083	-	4,083
Net assets available for benefits	$6,915,024	1,700,295	2,446,103	847,038	279,463	586,340	32,552	193,805	102,534	3,209,828	540,268	16,853,250

See accompanying independent auditors' report.

Schedule 4

401(K) PLAN OF LABONE, INC.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1999

							American	American	American
				American	American	American	Century	Century	Century
			American	Century	Century	Century	Investments	Investments	Investments
	American	American	Century	Investments	Investments	Investments	Strategic	Strategic	Strategic
	Century	Century	Investments	Premium	Premium	Equity	Allocation:	Allocation:	Allocation:	LabOne
	Investments	Investments	International	Capital	Managed	Growth	Conservative	Moderate	Aggressive	stock	Loan
	Ultra Fund	Value Fund	Growth Fund	Reserve Fund	Bond Fund	Fund	Fund	Fund	Fund	account	account	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in
fair value of investments	$1,788,492	(163,533)	842,799	-	(21,083)	68,297	1,138	25,257	17,998	(2,458,049)	-	101,316
Interest	46	-	12	-	-	-	-	-	-	5,685	46,905	52,648
Dividends	199,857	143,544	107,774	39,345	17,581	12,091	1,831	7,053	4,305	276,337	-	809,718
	1,988,395	(19,989)	950,585	39,345	(3,502)	80,388	2,969	32,310	22,303	(2,176,027)	46,905	963,682
Less investment expenses	1,976	362	876	166	81	146	5	66	16	211	-	3,905
Net investment income (loss)	1,986,419	(20,351)	949,709	39,179	(3,583)	80,242	2,964	32,244	22,287	(2,176,238)	46,905	959,777
Contributions:
Employee	607,529	257,768	199,921	63,977	53,985	158,860	20,706	53,901	56,510	177,771	-	1,650,928
Employer	-	-	-	-	-	-	-	-	-	787,538	-	787,538
Total additions	2,593,948	237,417	1,149,630	103,156	50,402	239,102	23,670	86,145	78,797	(1,210,929)	46,905	3,398,243
Deductions from net assets attributed to:
Distributions to participants	(384,057)	(141,904)	(119,194)	(161,105)	(30,571)	(26,667)	(10,190)	(2,348)	(8,171)	(231,346)	(43,338)	(1,158,891)
Loans to participants	(184,273)	(51,424)	(8,111)	(42,632)	(10,869)	(14,142)	(2,644)	(1,854)	(1,428)	(7,565)	324,942	-
Loan repayments	101,691	65,711	37,039	39,718	11,155	21,892	6,705	2,550	2,942	17,531	(306,934)	-
Transfers between funds	23,377	(162,998)	(57,234)	112,256	(74,363)	1,587	(25,603)	54,627	(20,667)	149,018	-	-
Total deductions	(443,262)	(290,615)	(147,500)	(51,763)	(104,648)	(17,330)	(31,732)	52,975	(27,324)	(72,362)	(25,330)	(1,158,891)
Net increase (decrease)	2,150,686	(53,198)	1,002,130	51,393	(54,246)	221,772	(8,062)	139,120	51,473	(1,283,291)	21,575	2,239,352
Net assets available for benefits:
Beginning of year	4,764,338	1,753,493	1,443,973	795,645	333,709	364,568	40,614	54,685	51,061	4,493,119	518,693	14,613,898
End of year	$6,915,024	1,700,295	2,446,103	847,038	279,463	586,340	32,552	193,805	102,534	3,209,828	540,268	16,853,250

See accompanying independent auditors' report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LabOne, Inc. Profit Sharing 401(K) Plan

Date: June 28, 2000	By /s/ W. Thomas Grant W. Thomas Grant Benefits Administrative Committee Member

Date: June 28, 2000	By /s/ Kurt E. Gruenbacher Kurt E. Gruenbacher Benefits Administrative Committee Member